Exhibit 99.1

Concord Medical Schedules 2019 Annual Meeting of Shareholders

BEIJING, November 28, 2019 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a specialty hospital management group and an operator of the network of radiotherapy and diagnostic imaging centers in China, today announced that it will hold its 2019 annual general meeting of shareholders on December 27, 2019, at 10:00 a.m. (Beijing Time). The meeting will be held at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, China. The shareholder record date is December 9, 2019. No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will be convened for shareholders who are entitled to vote to discuss Company affairs with management. Concord Medical’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, containing the Company’s audited financial statements for the financial year ended December 31, 2018, is available in the Investor Relations section of the Company’s website at http://ir.ccm.cn. The Form 20-F is also available on the SEC’s website at http://www.sec.gov.

About Concord Medical

Concord Medical Services Holdings Limited is a specialty hospital management group, including premium cancer hospitals and international hospitals with multi-disciplinary treatment featuring proton therapy, as well as secondary specialty cancer hospitals and independent medical institutions, and an operator of the network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2019, the Company operated a network of 30 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Edward Zhang(Chinese and English)

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn